Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3, File No. 333-157818
Dated October 27, 2009
PROLOGIS

7.375% Notes due 2019

Issuer:	ProLogis

Security:	7.375% Notes due 2019

Size:	$600,000,000

Maturity Date:	October 30, 2019

Coupon:	7.375% per annum, payable semi-annually

Interest Payment Dates:	April 30 and October 30, commencing April 30, 2010

Price to Public:	99.728%

Underwriting Discount:	0.65%

Net Proceeds, Before	$594,468,000
Expenses, to ProLogis:

Use of Proceeds:	ProLogis intends to use the net proceeds for the repayment of borrowings under its global line of credit and for general corporate purposes, which may include the repayment or repurchase of other indebtedness.

Spread to Benchmark Treasury:	+ 395 basis points

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Spot:	101-10+

Benchmark Treasury Yield:	3.464%

Reoffer Yield:	7.414%

Make-Whole Call:	Treasury Rate + 50 basis points

Expected Settlement Date:	October 30, 2009 (T+3)

CUSIP / ISIN:	743410 AV4 / US743410AV44

Ratings:	Baa2 (negative outlook) / BBB- (negative outlook) / BBB (negative outlook)

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Goldman, Sachs & Co.

Senior Co-Managers:	Daiwa Securities America Inc. RBC Capital Markets Corporation Wells Fargo Securities, LLC

Co-Managers:	Calyon Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC, Attention: Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001 or by calling toll-free at 1-800-294-1322; or Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407; or Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004 or by calling toll-free at 1-866-471-2526.